UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 8, 2022

AMCI ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-40282	86-1763050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Steamboat Road Greenwich, Connecticut 06830
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (203) 625-9200

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	AMCIU	The Nasdaq Stock Market LLC

Class A common stock, par value $0.0001 per share	AMCI	The Nasdaq Stock Market LLC

Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50	AMCIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On March 8, 2022, AMCI Acquisition Corp. II, a Delaware corporation (“AMCI”), entered into an Agreement and Plan of Merger with AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AMCI (“Merger Sub”), and LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”) (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). If the Merger Agreement and the transactions contemplated thereby (the “Business Combination”) are approved by AMCI’s stockholders and LanzaTech’s stockholders, and the closing conditions in the Merger Agreement are satisfied or waived, then, among other things, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware General Corporation Law, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the merger as a wholly owned subsidiary of AMCI (the “Merger”). In connection with the consummation of the Merger, AMCI will be renamed “LanzaTech Global, Inc.” and is referred to herein as “New LanzaTech” as of the time following such change of name.

Under the Merger Agreement, AMCI has agreed to acquire all of the outstanding equity interests of LanzaTech for consideration consisting of equity interests of New LanzaTech valued at $1,817,000,000 in the aggregate. The consideration to be paid to holders of shares of LanzaTech capital stock will be shares of common stock of New LanzaTech (“New LanzaTech Common Stock”), valued at $10.00 per share, to be paid at the closing of the Merger. The number of shares of New LanzaTech Common Stock payable in the Merger in respect of each share of LanzaTech capital stock (each, a “LanzaTech Share”) will be determined based on the exchange ratio (the “Exchange Ratio”), and certain corresponding adjustments, in each case as set forth in the Merger Agreement.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (i) each warrant to purchase LanzaTech Shares (each, a “LanzaTech Warrant”) that is outstanding and unexercised immediately prior to the Effective Time and would automatically be exercised or exchanged in full in accordance with its terms by virtue of the occurrence of the Merger, will be so automatically exercised or exchanged in full for the applicable LanzaTech Shares, and each such LanzaTech Share will be treated as being issued and outstanding immediately prior to the Effective Time and will be canceled and converted into the right to receive the applicable shares of New LanzaTech Common Stock; and (ii) each LanzaTech Warrant that is outstanding and unexercised immediately prior to the Effective Time and is not automatically exercised in full as described in clause (i) will be converted into a warrant to purchase shares of New LanzaTech Common Stock, in which case (a) the number of shares underlying such New LanzaTech warrant (each, a “New LanzaTech Warrant”) will be determined by multiplying the number of LanzaTech Shares subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio and (b) the per share exercise price of such New LanzaTech Warrant will be determined by dividing the per share exercise price of such LanzaTech Warrant immediately prior to the Effective Time by the Exchange Ratio, except that in the case of certain warrants specified in the Merger Agreement, such exercise price will be $10.00.

Pursuant to the Merger Agreement, at the Effective Time, each option to purchase LanzaTech Shares (each, a “LanzaTech Option”) will be converted into an option to purchase a number of shares of New LanzaTech Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of LanzaTech Shares subject to such LanzaTech Option multiplied by (ii) the Exchange Ratio. The exercise price of such New LanzaTech option will be equal to the quotient of (a) the exercise price per share of such LanzaTech Option in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio (and as so determined, this exercise price will be rounded up to the nearest full cent).

Pursuant to the Merger Agreement, at the Effective Time, each award of restricted shares of LanzaTech common stock (each, a “LanzaTech RSA”) that is outstanding immediately prior to the Effective Time will be converted into an award of restricted shares of New LanzaTech Common Stock (each, a “New LanzaTech RSA”) on the same terms and conditions as were applicable to such LanzaTech RSA immediately prior to the Effective Time, except that such New LanzaTech RSA will relate to a number of shares of New LanzaTech Common Stock equal to the number of LanzaTech Shares subject to such LanzaTech RSA, multiplied by the Exchange Ratio.

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of AMCI, Merger Sub and LanzaTech and its subsidiaries prior to the closing of the Merger.

The closing of the Merger is subject to certain customary conditions, including, among others, (i) adoption by AMCI’s stockholders and LanzaTech’s stockholders of the Merger Agreement and their approval of certain other actions related to the Business Combination, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable to the transactions contemplated by the Merger Agreement and any ancillary agreements, in each case under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of New LanzaTech Common Stock to be paid as consideration in the Merger, (iv) there being no government order or law enjoining, prohibiting or making illegal the consummation of the Merger or the transactions contemplated by the Merger Agreement, (v) AMCI having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after giving effect to any payments required to be made in connection with the redemption of AMCI’s public shares and the proceeds from the Subscription Agreements described below, (vi) AMCI having at least $250,000,000 of cash at the closing of the Merger, consisting of cash held in AMCI’s trust account after taking into account any redemption of AMCI’s public shares, and the proceeds from the Subscription Agreements described below, net of transaction expenses of AMCI and LanzaTech, and (vii) the listing on the Nasdaq Capital Market of the shares of New LanzaTech Common Stock issued in connection with the Business Combination.

The Merger Agreement may be terminated by AMCI or LanzaTech under certain circumstances, including, among others, (i) by mutual written consent of AMCI and LanzaTech, (ii) subject to certain conditions and exceptions, by either AMCI or LanzaTech if the closing of the Merger has not occurred on or before December 7, 2022 (which date is subject to extension under the circumstances specified in the Merger Agreement), (iii) by LanzaTech if on or prior to July 7, 2022, AMCI has not secured Subscription Agreements (including those described below) or agreements from AMCI’s stockholders not to redeem their public shares, representing an aggregate amount of at least $250,000,000, net of transaction expenses of AMCI and LanzaTech, (iv) by AMCI or LanzaTech if AMCI has not obtained the required approval of its stockholders at the special meeting of AMCI stockholders and (v) by AMCI if LanzaTech has not obtained the required approvals of its stockholders within 10 business days after the Registration Statement has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates as expressly set forth therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been incorporated by reference herein to provide investors with information regarding its terms and is not intended to provide any other factual information about AMCI, LanzaTech, Merger Sub or any other person. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates as expressly set forth therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in AMCI’s public disclosures.

Subscription Agreements

AMCI entered into subscription agreements (the “Subscription Agreements”), each dated as of March 8, 2022, with certain accredited investors and qualified institutional buyers (collectively, the “PIPE Investors”), including certain current stockholders and partners of LanzaTech and an affiliate of AMCI’s sponsor, AMCI Sponsor II LLC (the “Sponsor”), pursuant to which, among other things, AMCI agreed to issue and sell, in a private placement to close immediately prior to the closing of the Merger, an aggregate of 12,500,000 shares of Class A common stock, par value $0.0001 per share, of AMCI (the “AMCI Class A common stock”) at a purchase price of $10.00 per share (the “PIPE Investment”) to the PIPE Investors. The PIPE Investment includes 3,000,000 shares of AMCI Class A common stock to be issued to a certain PIPE Investor that has a SAFE Note with LanzaTech, pursuant to a Subscription Agreement to be entered into prior to Closing.

The foregoing description of the PIPE Investment and the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Registration Rights Agreement

AMCI and LanzaTech have agreed to a form registration rights agreement (the “Registration Rights Agreement”) that AMCI, the Sponsor, certain stockholders of AMCI, LanzaTech, and certain stockholders of LanzaTech will enter into at the closing of the Merger. Pursuant to the Registration Rights Agreement, New LanzaTech will grant the parties thereto certain customary registration rights with respect to shares of New LanzaTech Common Stock and New LanzaTech Warrants.

In addition, the Registration Rights Agreement provides that the Sponsor, holders of all outstanding shares of Class B common stock, par value $0.0001 per share, of AMCI (the “AMCI Class B common stock”), and certain holders of LanzaTech Shares will be subject to certain restrictions on transfer with respect to their shares of New LanzaTech Common Stock and New LanzaTech Warrants. Such restrictions will end (i) with respect to the Sponsor and the holders of AMCI Class B common stock, on the earlier of (a) the date that is one year following the closing of the Merger, (b) such date upon which the closing price per share of New LanzaTech Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the closing of the Merger and (c) the date on which New LanzaTech completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Merger that results in all of New LanzaTech’s stockholders having the right to exchange their shares of New LanzaTech Common Stock for cash, securities or other property, and (ii) with respect to the holders of LanzaTech Shares, on the date that is six months following the closing of the Merger.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated by reference herein.

LanzaTech Support Agreement

In connection with the execution of the Merger Agreement, AMCI entered into a support agreement with certain LanzaTech stockholders (the “LanzaTech Support Agreement”), pursuant to which each such LanzaTech stockholder irrevocably and unconditionally agreed, among other things, to (i) validly execute and deliver to LanzaTech, in respect of all such stockholders’ LanzaTech Shares, written consents to the adoption of the Merger Agreement and approval of other matters required to obtain the requisite stockholder approval for the Merger and other related matters from the LanzaTech stockholders (the “LanzaTech Requisite Approval”), in each case, within 10 business days after the Registration Statement has been declared effective by the SEC; (ii) vote (whether pursuant to a meeting of LanzaTech’s stockholders or by written consent) in favor of the adoption of the Merger Agreement and approval of other matters required to obtain the LanzaTech Requisite Approval; and (iii) vote (whether pursuant to a meeting of LanzaTech’s stockholders or by written consent) against (a) any competing proposal for the acquisition of LanzaTech and (b) any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (y) to the knowledge of such LanzaTech stockholder, result in a material breach of any covenant, representation or warranty or other obligation or agreement of LanzaTech under the Merger Agreement or (z) result in a material breach of any covenant, representation or warranty or other obligation or agreement of the relevant stockholder contained in the LanzaTech Support Agreement.

The LanzaTech stockholders that entered into the LanzaTech Support Agreement include those stockholders who (i) are directors or officers of LanzaTech and currently hold LanzaTech Shares or (ii) hold 5% or more of the LanzaTech Shares. The LanzaTech Shares that are owned by the stockholders party to the LanzaTech Support Agreement represent approximately 69.56% of the outstanding voting LanzaTech Shares.

The foregoing description of the LanzaTech Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the LanzaTech Support Agreement, a copy of which is filed as Exhibit 10.3 hereto and is incorporated by reference herein.

LanzaTech Transfer Restrictions

Directors, officers and employees of LanzaTech will, subject to certain exceptions, be subject to restrictions on transfer as set forth in a form of lock-up agreement to be effective at the closing of the Merger between New LanzaTech and each such director, officer or employee (the “Lock-Up Agreements”) with respect to shares of New LanzaTech Common Stock and related securities held by such persons or affiliates of such persons immediately following the closing of the Merger, issuable to such persons or such persons’ affiliates in the Merger, or issuable to such persons upon settlement or exercise of equity awards or warrants.

The restrictions on transfer for directors and officers of New LanzaTech will end on the earlier of (i) the date that is one year following the closing of the Merger, (ii) such date upon which the closing price per share of New LanzaTech Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the closing of the Merger and (iii) the date on which New LanzaTech completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Merger that results in all of New LanzaTech’s stockholders having the right to exchange their shares of New LanzaTech Common Stock for cash, securities or other property. The restrictions on transfer for LanzaTech employees that are not LanzaTech directors or officers will end on the date that is six months following the closing of the Merger.

The foregoing description of the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.5 hereto and is incorporated by reference herein.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor and the holders of all of the AMCI Class B common stock, including all of AMCI’s directors and officers (all of the foregoing, the “AMCI Insiders”), entered into a support agreement (the “Sponsor Support Agreement”) with AMCI and LanzaTech pursuant to which each AMCI Insider agreed, among other things, to: (i) vote all the shares of AMCI capital stock held by such AMCI Insider (a) in favor of each of the proposals to be submitted to the special meeting of AMCI stockholders in connection with the Merger and (b) against a business combination not relating to the Merger and any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (y) to the knowledge of such AMCI Insider, result in a material breach of any covenant, representation or warranty or other obligation or agreement of AMCI under the Merger Agreement or (z) result in a material breach of any covenant, representation or warranty or other obligation or agreement contained in the Sponsor Support Agreement; (ii) irrevocably waive any anti-dilution right or other protection with respect to the shares of AMCI Class B common stock that would result in the AMCI Class B common stock converting into AMCI Class A common stock at a ratio greater than one-for-one; and (iii) not to elect to redeem their respective shares of common stock of AMCI in connection with the Merger.

In addition, under the Sponsor Support Agreement, the AMCI Insiders agreed to forfeit, on a pro rata basis, a number of shares of AMCI Class B common stock equal to 1,250,000 shares of AMCI Class B common stock (which is one-third of the total number of shares of AMCI Class B common stock outstanding) multiplied by a percentage equal to the percentage by which the level of redemptions of holders of AMCI Class A common stock, if any, exceeds 50% of the total issued and outstanding shares AMCI Class A common stock multiplied by two.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.4 hereto and is incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of AMCI Class A common stock issuable in connection with the PIPE Investment will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On March 8, 2022, AMCI will issue a press release announcing the execution of the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

On March 8, 2022, AMCI and LanzaTech will make a telephone replay of a joint investor conference call available at 1-844-512-2921 (U.S.) or 1-844-512-2921 (International), passcode: 13727652, relating to the Business Combination. The telephone replay will be available until March 22, 2022. A copy of the transcript for the conference call is furnished herewith as Exhibit 99.2 and is incorporated by reference herein.

Exhibit 99.3 furnished herewith and incorporated by reference herein is the investor presentation dated March 8, 2022, which will be used by AMCI with respect to the Business Combination.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of AMCI under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to stockholders of AMCI for their consideration. AMCI intends to file the Registration Statement with the SEC that will include both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary and definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this Current Report on Form 8-K under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in AMCI’s final prospectus filed with the SEC on August 4, 2021 (the “AMCI IPO Prospectus”). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, factors relating to the Business Combination, including the parties’ ability to meet the closing conditions of the Business Combination; the uncertainty of the projected financial information with respect to LanzaTech; the level of AMCI stockholder redemptions, if any; the ability to realize the benefits expected from the Business Combination; the ability to list and maintain such listing of the combined company’s securities following the Business Combination; factors relating to the business, operations and financial performance of LanzaTech, including with respect to LanzaTech’s development activities, industry partnerships and intellectual property rights; and other factors, such as market opportunities for the combined company, AMCI’s or the combined company’s ability to raise financing in the future and the impacts of COVID-19 on the combined company’s business; and those factors discussed under the heading “Risk Factors” in the AMCI IPO Prospectus, AMCI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and other documents of AMCI filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit Number	Description
2.1†	Merger Agreement, dated as of March 8, 2022, by and among AMCI Acquisition Corp. II, AMCI Merger Sub, Inc. and LanzaTech NZ, Inc.
10.1	Form of Subscription Agreement.
10.2	Form of Registration Rights Agreement.
10.3	Company Stockholder Support Agreement, dated as of March 8, 2022, by and among AMCI Acquisition Corp. II and certain stockholders of LanzaTech.
10.4	Sponsor Support Agreement, dated as of March 8, 2022, by and among AMCI Sponsor II LLC, LanzaTech NZ, Inc., AMCI Acquisition Corp. II and certain of its stockholders.
10.5	Form of Lock-Up Agreement.
99.1	Press Release, dated March 8, 2022.
99.2	Transcript of Conference Call on March 8, 2022.
99.3	Investor Presentation, dated March 8, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCI ACQUISITION CORP. II

By:	/s/ Nimesh Patel
Name:	Nimesh Patel
Title:	Chief Executive Officer

Date: March 8, 2022